September 5, 2013

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Wynn Resorts, Limited

Annual Report on Form 10-K for the fiscal year ended December 31, 2012

Filed March 1, 2013

File No. 000-50028

Dear Mr. Woody:

We are in receipt of the August 21, 2013 comment letter from you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K filed by Wynn Resorts, Limited (the “Company”) on March 1, 2013. Each of the comments from the August 21, 2013 letter is set forth below, followed by our related response.

Form 10-K: for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

1.	Please tell us how you are accounting for the one-time payment of $50 million paid to an unrelated party to relinquish certain rights in and to the future development of the land in Cotai. Provide us with cites for any relevant accounting guidance.

We have capitalized the $50 million referred to in the Staff’s comment (the “Cotai Property Rights Payment”) based on the guidance set forth in ASC 970-340-25-3.

FASB accounting guidance ASC 970-340-25-3 states that “payments to obtain an option to acquire real property shall be capitalized as incurred. All other costs related to a property that are incurred before the entity acquires the property, or before the entity obtains an option to acquire it, shall be capitalized if all of the following conditions are met and otherwise shall be charged to expense as incurred:

a.	The costs are directly identifiable with the specific property.

b.	The costs would be capitalized if the property were already acquired.

c.	Acquisition of the property or of an option to acquire the property is probable (that is, likely to occur). This condition requires that the prospective purchaser is actively seeking to acquire the property and has the ability to finance or obtain financing for the acquisition and that there is no indication that the property is not available for sale.”

In addition, ASC 970-360-20-2 states that “project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.”

On August 1, 2008, we entered into a Share Purchase Agreement (the “Agreement”) that provided for the payment of the Cotai Property Rights Payment to a Macau incorporated unrelated third party company in exchange for its release of certain rights in and to any future development on the Intended Site (as specified by the Agreement) of land in the Cotai area of Macau.

Acquisition of the property was probable because the release payment was due within 15 business days after the Macau government published Wynn Macau’s rights to the land in the Macau government’s official gazette, which occurred on May 2, 2012. We made the Cotai Property Rights Payment on May 10, 2012. We accrued for the liability as of September 9, 2011, when our subsidiaries formally accepted the terms and conditions of a draft land concession contract from the government of the Macau Special Administrative Region of the People’s Republic of China, because we were contractually committed with respect to the Cotai property as of that date. As of December 31, 2011, the $50 million obligation was presented as a current liability

Based on the above facts, we believe we have met the three conditions set forth in ASC 970-340-25-3. Accordingly, we believe this payment was appropriately considered part of the cost to acquire the leasehold interest in land and therefore it is proper to capitalize the cost and amortize the amount over the land concession life of 25 years.

Financial Statements

Consolidated Statements of Income, page 75

2.	We note that you have included dividends declared per common share on the face of your Consolidated Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

We have historically disclosed dividends declared per common share on the face of the Consolidated Statements of Income in our Form 10-K to remain consistent with the interim requirements set forth in Item 10-01(b)(2) of Regulation S-X which states, “If appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.” Furthermore, the American Institute of Certified Public Accountants (AICPA) Best Practices in Presentation and Disclosure Section 5.27 states, “For public entities with respect to any dividend, Rule 3-04 of Regulation S-X requires the amount per share and in the aggregate for each class of shares to be stated. This may be stated on the financial statements or within the note disclosures.”

We acknowledge the guidance in ASC 260-10-45-5, which addresses earnings per share calculations and presentation, that per share amounts not required to be disclosed by the referenced Subtopic “shall be computed in accordance with this Subtopic and disclosed only in the notes to financial statements.” However, dividends declared per common share are not subject to computation pursuant to the Subtopic, indicating the language in ASC 260-10-45-5 is not applicable to dividends per share. Likewise, the statement in ASC 260-10-45-5 that disclosures made pursuant to the Subtopic shall note “whether the per-share amounts are pretax or net of tax” does not apply to cash dividends declared per share. Accordingly, we have not read ASC 260-10-45-5 as conflicting with or overriding the express discussion of the presentation of dividends per share on the face of interim period financial statements under Regulation S-X, and we are not aware of a basis for treating ASC 260-10-45-5 as having different application as between interim and annual financial statements.

As we have now paid a regular quarterly dividend for the past ten quarters and an annual distribution in the past six out of seven years, we believe including the disclosure on the face of the Consolidated Statements of Income is a meaningful and more transparent disclosure to our investors and the users of our financial statements. In addition, it appears to be common practice within the gaming industry and other industries to present dividends declared per share on the face of the Consolidated Statement of Income.

16. Commitments and Contingencies

Litigation, page 111

3.	Please disclose if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Within your response, please include your proposed future disclosure.

We acknowledge the Staff’s comment and hereby confirm that for each of the matters disclosed, we either estimate the range of possible loss to be immaterial (in which case we are disclosing the proceeding because it involves persons who are or were directors and/or is related to other proceedings that involve potential loss contingencies) or are unable to estimate the reasonably possible additional loss or range of possible loss. Our disclosures have stated that we are unable to make such an estimate as to certain of the proceedings, and in the future as applicable we will either state the possible additional loss or range of loss or state that such an estimate cannot be made as to loss contingencies where the range of possible loss is not immaterial.

Our current disclosures under “Litigation” involve four categories of proceedings: (i) the claims between the Company and Atlantic-Pacific Capital (the “APC Proceeding”), (ii) the redemption action and counterclaim with Mr. Kazuo Okada and entities related to him, and related claims (the “Redemption Action and Counterclaim”), (iii) various other claims commenced by Mr. Okada, who at the time some of the proceedings commenced was one of our directors (the “Okada-Related Proceedings”), and (iv) regulatory investigations and derivative proceedings initiated by stockholders that arise out of claims and proceedings between us and Mr. Okada.

With respect to the APC Proceeding, this matter has been subject to motions regarding the proper forum for determination of the claims, but not the underlying merits of the claims, and discovery has only recently commenced. While we are unable to estimate a range of reasonably possible loss, we disclose the amount in dispute in the proceeding, so that investors may better assess the nature of the possible loss contingency.

In the context of our disclosures regarding the Redemption Action and Counterclaim, we stated in our 10-K that, “The Company’s claims and the Okada Parties’ counterclaims are in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.” This statement is equally applicable to the Okada-Related Proceedings, to the extent that they involve loss contingencies, and the derivative proceedings, and in future filings to the extent applicable we will revise the language to address these cases in the aggregate.

Our disclosures discuss the factors that affect our inability to estimate a reasonably possible loss or range of loss in these proceedings. As disclosed in our Form 10-Q for the quarter ended March 31, 2013, pursuant to a motion filed by the United States Attorney’s Office and the U.S. Department of Justice, on May 2, 2013, the court ordered that all discovery in the Redemption Action and Counterclaim be stayed for a period of six months. The Okada-Related Proceedings, to the extent that they involve loss contingencies, are in early stages, with the activity largely involving procedural motions objecting to jurisdiction (with respect to proceedings in Japan) or seeking summary rulings, but not addressing the merits of the claims or the possible amount or range of amounts of liability, which as noted above are largely dependent on the outcome of the Redemption Action and Counterclaim (in which the proceedings are stayed). The various regulatory proceedings have either been resolved since the date of our Form 10-K, as disclosed in our subsequent periodic reports, or are at a very preliminary stage. With respect to the derivative proceedings, which we note purport to be claims on behalf of the Company, we state that we are unable to predict the outcome of the claims. These cases are at an early stage and as noted above are largely dependent on the outcome of the Redemption Action and Counterclaim (in which the proceedings are stayed).

We hereby supplementally advise the Staff that, in preparing and assessing our contingencies disclosures, we consider a number of factors, including those enumerated in paragraph 55-12 of ASC 450-20, to the extent applicable. Among other things, we assess with respect to each litigation matter the nature of the claim(s) made, whether the claim is an individual claim or an alleged class action, and whether and what theories of liability are asserted. The Company continuously manages and monitors each outstanding litigation in consultation with outside counsel. As the case progresses through the legal process, our legal staff considers the probability of various litigation outcomes following discussions with outside counsel, factoring into this analysis the nature of the plaintiffs, the types of claims asserted, any relevant developments or precedent with respect to similar claims (whether involving or not involving the Company), and our expected response to the claims. These matters are reviewed with outside counsel, senior management, our financial reporting staff and outside auditors, and, on at least a quarterly basis, with our Audit Committee. Based on this process, at the time we prepare our financial reports we assesses whether there is at least a reasonable possibility that a loss may have been incurred and, if so, whether an estimate of possible loss or range of loss can be made.

Based on the above facts, we believe we have met the requirements set forth in ASC 450-20-50 regarding our disclosures for loss contingencies.

Acknowledgement

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ Matt Maddox

Matt Maddox

Chief Financial Officer and Treasurer

cc:	Ronald O. Mueller

Gibson, Dunn & Crutcher LLP